EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the interim unaudited condensed consolidated financial statements and results of operations (“MD&A”) of Xtra-Gold Resources Corp. (“Xtra-Gold” or our “company”) for the three months and six months ended June 30, 2018 and 2017 should be read in conjunction with the interim unaudited condensed consolidated financial statements and the related notes to the company’s interim unaudited condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect Xtra-Gold’s plans, estimates and beliefs. Our company’s actual results could differ materially from those discussed in the forward-looking statements set out herein. Factors that could cause or contribute to such differences include, but are not limited to those discussed below and as contained elsewhere in this MD&A. Our company’s condensed consolidated unaudited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

Additional information relating to our company, including our consolidated audited financial statements and the notes thereto for the years ended December 31, 2017, 2016 and 2015 and our annual report on Form 20-F, can be viewed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include but are not limited to those discussed below and elsewhere in our 20-F annual report, particularly in the item entitled “Risk Factors” beginning on page 8 of our 20-F annual report.

Highlights for the Six-Month Period Ended June 30, 2018 and subsequent

During the six-month period ended June 30, 2018 and subsequent:

•	in connection with our gold recovery operations, we produced 2,737 ounces of raw gold. We sold 2,288 fine ounces of gold at an average price of US$1,312 per ounce.

•

we repurchased 989,000 shares for US$187,549. We cancelled 809,500 shares in the six-month period ended June 30, 2018 and 179,500 shares subsequent to June 30, 2018. Subsequent to June 30, 2018 we repurchased 151,500 common shares for $37,064 and will cancel these shares in the September 2018 quarter.

Overview

We are engaged in the exploration of gold properties exclusively in Ghana, West Africa in the search for mineral deposits and mineral reserves which could be economically and legally extracted or produced. Our exploration activities include the review of existing geological data, grid establishment and soil geochemical sampling, geological mapping, geophysical surveying, trenching and pitting to test gold-in-soil anomalies and diamond core and/or reverse circulation (RC) drilling to test targets followed by infill drilling, if successful, to define a mineral reserve.

Our mining concession portfolio currently consists of 225.87 square kilometers comprised of 33.65 square kilometers for our Kibi project, 51.67 square kilometers for our Banso project, 55.28 square kilometers for our Muoso project, 44.76 square kilometers for our Kwabeng project, and 40.51 square kilometers for our Pameng project, or 55,873 acres, pursuant to the leased areas set forth in our mining leases.

Technical Disclosure

The hardrock, lode gold exploration technical information relating to our mineral properties contained in this MD&A is based upon information prepared by or the preparation of which was supervised by Yves Clement, P.Geo., our Vice-President, Exploration. Mr. Clement is a Qualified Person as defined by Canadian Securities National Instrument 43-101 concerning standards of disclosure for mineral projects.

Plan of Operations

Our strategic plan is unchanged from our December 2017 MDA. The anticipated cost of the plan for 2018 is $800,000 to $1,100,000. We have flexibility within the plan to increase or decrease spending, depending on results.

Trends

Gold prices closed in 2017 at $1,291 per ounce, above the 2017 average of $1,257 per ounce. The low for 2017 occurred in January. We continue to see positive indicators for gold prices in the future.

Comments from the World Economic Forum in Davos indicated concern that growth in the U.S. and Europe is not sustainable. Tightening by central banks could complicate efforts to sustain growth. Some commodity analysts believe that these economic conditions are very positive for the gold market.

Gold does well in times of uncertainty. National, corporate and individual debt levels increase this uncertainty and leave less room to safely manage any potential crisis.

Gold prices per ounce over the six-month period ended June 30, 2018 quarter and previous two years are as follows:

	Six
	months
	2018	2017	2016
High	$1,355	$1,346	$1,366
Low	1250	1,151	1,077
Average	$1,314	$1,257	1,248

The tone for the precious metals market in the near future will depend on the U.S. dollar strength. The US Federal Reserve has indicated that it will continue to increase rates and reduce its balance sheet, barring unforeseen circumstances. These increases assume that economic slack exists in the system and that the US economy will continue to expand. Any wobble in the US economy could interfere with the rate increases and create uncertainty about the US economy, which would be good for gold prices.

Overall, a lower U.S. dollar should lead to higher costs in U.S. dollar terms to identify and explore for gold but could be more than offset by higher gold prices, resulting in greater interest in gold exploration companies. Conversely, if the U.S. dollar strengthens further, interest in the gold exploration sector could be reduced.

Summary of the last five fiscal years ending December 31

	2017	2016	2015	2014	2013
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated gain (loss) for the period	453,932	(467,711)	(391,723)	(687,057)	(750,942)
Net loss (gain) attributable to non-controlling interest	(98,077)	(13,173)	(35,642)	(6,842)	8,849
Net gain (loss) Xtra-Gold Resources Corp.	355,855	(480,884)	(427,365)	(693,899)	(742,093)
Basic and diluted income (loss) attributable to common shareholders per common share	0.01	(0.01)	(0.01)	(0.02)	(0.02)
Total current assets	1,825,775	1,593,038	1,049,334	1,124,733	1,717,195
Total assets	3,328,082	2,895,984	2,491,603	2,713,212	3,616,752
Total current liabilities	443,457	486,613	391,750	327,193	311,904
Total liabilities	443,457	486,613	391,750	327,193	515,299
Working capital	1,382,318	1,106,425	657,584	797,540	1,405,291
Capital stock	47,782	48,174	45,622	45,811	46,264
Total equity	2,884,625	2,409,371	2,099,853	2,386,019	3,101,453
Total Xtra-Gold Resources Corp. stockholders’ equity	3,712,649	3,335,472	3,039,127	3,360,935	4,083,211
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic weighted average number of common shares outstanding	47,948,596	47,256,630	45,721,507	45,996,481	46,481,748
Basic and diluted weighted average number of common shares outstanding	51,339,216	n/a	n/a	n/a	n/a

Summary of Quarterly Results

		Basic and Diluted Income
Three Months Ended	Net Income (Loss)	(Loss) Per Share
	$	$

June 30, 2018	$216,909	$0.00
March 31, 2018	593,929	0.01
December 31, 2017	177,977	(0.00)
September 30, 2017	(105,484)	(0.00)
June 30, 2017	329,625	0.01
March 31, 2017	(46,263)	(0.00)
December 31, 2016	(2,641)	(0.00)
September 30, 2016	(152,070)	(0.00)

Results of Operations for the Three Months Ended June 30, 2018 as Compared to the Three Months Ended June 30, 2017

Our company’s net gain for the three months ended June 30, 2018 was $216,909 as compared to a net gain of $329,625 for the three months ended June 30, 2017, a decrease of $112,716. While both quarters were profitable, the June 2017 quarter result was significantly improved by gold shipments.

Our company’s basic and diluted net gain per share for the three months ended June 30, 2018 was $0.00 compared to a net gain of $0.01 per share for the three months ended June 30, 2017. The weighted average number of shares outstanding was 47,102,335 at June 30, 2018 compared to 48,067,302 for the three months ended June 30, 2017. The decrease in the weighted average number of shares outstanding can be attributed to the repurchase of shares during 2018 and 2017. The 50,967,335 weighted average fully diluted shares outstanding at June 30, 2018 (June 30, 2017 51,114,302) did not materially affect the earnings per share in either period.

We incurred expenses of $227,263 in the three months ended June 30, 2018 as compared to $220,454 in the three months ended June 30 2017, a slight increase of $6,809. Amortization for the three months ended June 30, 2018 was $34,530 as compared to $27,810 for the three months ended June 30, 2017, a decrease of $6,720. A new drill and a truck were added late in the June 30, 2017 quarter. One additional truck and a generator were added in 2018. General and administrative (“G&A”) expenses were $59,475 in the three months ended June 30, 2018 as compared to $61,996 in the three months ended June 30, 2017, a decrease of $2,521. Exploration costs increased by $2,610 to $133,258 as compared to $130,648 for the three months ended June 30, 2017. We operated a limited work program in 2017, while we waited for the drill to be delivered to Ghana. Owning our own drill has decreased drilling costs substantially as compared to using contract drilling. All exploration costs were expensed in the periods. The stronger US dollar as compared to the Ghanaian cedi and Canadian dollar resulted in lower reported exploration and general and administrative expenses, partly offset by increased foreign exchange costs.

Exploration activities for the June 2018 quarter focussed on the Kibi gold project with the continuation of an approximately 4,000 metre drill program initiated in February 2018 to follow-up on early stage gold shoots / discoveries within the Zone 2 Zone 3 maiden mineral resource footprint area and to test new grassroots gold targets across the Apapam concession. Seven (7) diamond core boreholes totalling 776 metres were drilled by the company’s in-house drilling crew during the quarter; with drilling efforts designed to further delineate the litho-structural controls of the early stage South Ridge gold deposit within Zone 2. Drilling activities are currently ongoing on the South Ridge gold deposit and the geological and assay result data from the 11 boreholes (1,302 metres) completed to date during the present Zone 2 Zone 3 exploration program is currently in the process of being compiled.

We did not conduct any exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the current reporting period.

We reported a gain of $482,412 related to other items for the three months ended June 30, 2018 compared to a gain of $593,113 for the three months ended June 30, 2017. Although our gold recovery receipts improved, the strength of the US dollar resulted in a significant expense during Q2 2018.

During the three months ended June 30, 2018, we sold 867 ounces of fine gold from our gold recovery operations compared to 965 ounces of fine gold from our share of the placer gold operations received during the three months ended June 30, 2017. Our gold receipts, after royalties, during the three months ended June 30, 2018, generated a gain on gold recovery of $688,443 (June 30, 2017 gain of $545,028). We recovered 1,385 raw ounces of gold during Q2 2018 (Q2 2017 618 raw ounces). Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer. These placer gold recovery operations were contracted to local Ghanaian groups. We pay a 5% government royalty on our gold sales. Using local contractors promotes the local economy while avoiding illegal workings on our projects.

During the three months ended June 30, 2018, our company had a foreign exchange loss of $219,303 compared to a gain of $16,867 in the three months ended June 30, 2017. A significant amount of assets are held in either Canadian dollars or Ghanaian cedis. A significant amount of expense is incurred in Ghanaian cedis. As a result, when the U.S. dollar strengthens during the quarter against the Canadian dollar and Ghanaian cedi, a foreign exchange expense results.

Our company recognized a trading and holding gain of $8,441 on the sale of securities in the three months ended June 30, 2018 compared to a gain of $29,422 from holding securities in the three months ended June 30, 2017. Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period. A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold. At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Embedded derivatives resulted from issuing Canadian denominated warrants in the May 2016 financing. Because the Company's functional currency is the US dollar, Canadian denominated warrants must be considered expense items and reported on a mark-to-market basis.

Results of Operations for the Six Months Ended June 30, 2018 as Compared to the Six Months Ended June 30, 2017

Our company’s net gain for the six months ended June 30, 2018 was $810,838 as compared to a net gain of $283,042 for the six months ended June 30, 2017, an improvement of $527,796. Improved gold recoveries generated most of the improvement and were offset mostly by increase foreign exchange losses.

Our company’s basic and diluted net gain per share for the six months ended June 30, 2018 was $0.02 compared to a net gain of $0.01 per share for the six months ended June 30, 2017. The weighted average number of shares outstanding was 47,587,218 at June 30, 2018 compared to 48,118,856 for the six months ended June 30, 2017. The decrease in the weighted average number of shares outstanding can be attributed to the repurchase of shares over 2018. The fully diluted weighted average number of shares outstanding was 51,452,218 at June 30, 2018 compared to 51,165,856 for the six months ended June 30, 2017. The fully diluted share positions did not materially affect the earning per share in either period.

We incurred expenses of $468,701 in the six months ended June 30, 2017 as compared to $413,209 in the six months ended June 30 2017, an increase of $55,492. Increased exploration expense in 2018 created most of the difference.

We reported a gain of $1,407,674 related to other items for the six months ended June 30, 2018 compared to a gain of $749,832 for the six months ended June 30, 2017. Improved gold recovery in 2018 was partly offset by an increased foreign exchange loss.

During the six months ended June 30, 2018, we sold 2,288 ounces of fine gold from our gold recovery operations compared to 1,411 ounces of fine gold from our share of the placer gold operations received during the six months ended June 30, 2017.

Recent Capital Raising Transactions

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants.

There were no capital raising transactions in 2018.

During the first quarter of 2017, the Company issued 162,000 shares at CAD$0.15 per share for cash proceeds of $18,560 on the exercise of stock options. As the funds were received subsequent to March 31, 2017, $18,560 was reported as Subscriptions receivable in the Equity section of the Balance Sheet.

Liquidity and Capital Resources

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities. There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Cash on hand was increased by $782,682 during the six-month period. Cash from operations increased by $868,465, mostly from gold recoveries. Other operating expenses were mostly cash neutral. We made $87,387 of fixed asset purchases and increase in our reclamation deposit with the Ghana government by $50,000. We used cash of $150,485 to repurchase and cancelled 809,500 common shares.

During the six-month period ended June 30, 2018, our company repurchased 989,000 shares for $187,549. We cancelled 809,500 shares during the period and 179,500 shares subsequent to June 30, 2018. Subsequent to June 30, 2018, we repurchased 151,500 shares at a cost of $28,683, and these shares will be cancelled in the normal course of business.

At June 30, 2018, current liabilities increased to $561,466 (December 31, 2017 - $443,457), mostly due to obligations incurred related to gold sales. Our cash and cash equivalents as at June 30, 2018 were sufficient to pay these liabilities. We believe that our company has sufficient working capital to achieve our 2018 operating plan. However, our losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2017.

At June 30, 2018, including restricted cash, we had total cash and cash equivalents of $2,443,656 (December 31, 2017 - $1,610,974). Working capital as of June 30, 2018 was $2,105,676 (December 31, 2017 - $1,382,318). The increase in working capital mostly reflects the operating income from gold recoveries. During the six-month period ended June 30, 2018, our company sold $153,342 in tradable securities and purchased $132,753 in tradable securities.

Our shares of common stock, warrants and stock options outstanding as at August 7, 2018, June 30, 2018, and December 31, 2017 were as follows:

	August 7, 2018	June 30, 2018	December 31, 2017
Common Shares	46,793,417	46,972,917	47,782,417
Warrants	1,250,000	1,250,000	1,250,000
Stock Options	2,615,000	2,615,000	2,615,000
Fully diluted	50,658,417	50,837,917	51,647,417

As of the date of this MD&A, the exercise of all outstanding warrants and options would raise approximately $1.1 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

We remain debt free and our credit and interest rate risk is limited to interest-bearing assets of cash and bank or government guaranteed investment vehicles. Accounts payable and accrued liabilities are short-term and non-interest bearing.

Our liquidity risk with financial instruments is minimal as excess cash is invested with a Canadian financial institution in government-backed securities or bank-backed guaranteed investment certificates.

Our fiscal 2018 budget to carry out our plan of operations is approximately $800,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B Information on Xtra-Gold Business Overview”. These expenditures are subject to change if management decides to scale back or accelerate operations. We believe that we are adequately capitalized to achieve our operating plan for fiscal 2018. However, our accumulated losses since inception of $27,416,692 raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2017.

Going Concern

We have incurred net losses of $27,416,692 since inception through June 30, 2018. The report of our independent registered public accounting firm on our financial statements for the years ended December 31, 2017, 2016 and 2015 contains an explanatory paragraph regarding our ability to continue as a going concern based upon an ongoing history of financial losses and because our company is dependent on our ability to raise additional capital, which may not be available when required, to implement our business plan. These conditions are typical for junior exploration companies. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. There are no assurances we will be successful in our efforts to increase our revenues and report profitable operations or to continue as a going concern.

Related Party Transactions

During the six-month periods ended June 30, 2018 and June 30, 2017, the Company entered into the following transactions with related parties:

Three-month period ended	June 30, 2018	June 30, 2017

Consulting fees paid or accrued to officers or their companies	$449,133	$308,520
Directors’ fees	1,174	1,124

Of the total consulting fees noted above, $300,057 (June 30, 2017 - $171,028) was incurred by the Company to a private company which a related party is a 50% shareholder and director. The related party was entitled to receive $150,029 (June 30, 2017 - $85,514) of this amount. As at June 30, 2018, $130,104 (December 31, 2017 - $47,924) remains payable to this related company and $ (December 31, 2017 - $5,000) remains payable to the related party for expenses earned for work on behalf of the Company.

During 2017 the Company granted 610,000 options to insiders at a price of $0.24 (CAD$0.30) . A total of $75,502 was included consulting fees related to these options, of which $nil was recorded in the first six months of 2017.

Material Commitments
Mineral Property Commitments

Our company is committed to expend, from time to time fees payable:

•	to the Minerals Commission of Ghana for:
•	an extension of an expiry date of a prospecting license (currently $15,000 for each occurrence);
•	a grant of a mining lease (currently $100,000);
•	an extension of a mining lease (currently $100,000);
•	annual operating permits; and
•	the conversion of a reconnaissance license to a prospecting license (currently $20,000);

•	to the Environmental Protection Agency of Ghana for:
•	processing and certificate fees with respect to EPA permits;
•	the issuance of permits before the commencement of any work at a particular concession; or
•	the posting of a bond in connection with any mining operations undertaken by our company; and

•

for a legal obligation associated with our mineral properties for clean up costs when work programs are completed. We are committed to expend an aggregate of less than $500 in connection with annual ground rent and mining permits to enter upon and gain access to the area covered by our mining leases and future reconnaissance and prospecting licenses for our following concessions and such other financial commitments arising out of any approved exploration programs in connection therewith:

•	the Apapam concession (Kibi project);
•	the Kwabeng concession (Kwabeng project);
•	the Pameng concession (Pameng project);
•	the Banso concession (Banso project); and
•	the Muoso concession (Muoso project).

Upon and following the commencement of gold production at any of our projects, a royalty of the net smelter returns is payable quarterly to the Government of Ghana as prescribed by legislation.

Purchase of Significant Equipment

We consider the availability of equipment to conduct our exploration activities. During the six-month period ended June 30, 2018 we purchased a generator set and a new pickup truck. While we do not expect we will be buying any additional equipment in the foreseeable future, we will continue to assess the situation and weigh our program needs against equipment availability.

Off Balance Sheet Arrangements

Our company has no off balance sheet arrangements.

Fair value of financial assets and liabilities

Our company measures the fair value of financial assets and liabilities based on US GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This measurement is unchanged from December 31, 2017 and is explained in Note 3 of the condensed consolidated interim financial statements for the six months ended June 30, 2018.

The following table presents information about the assets that are measured at fair value on a recurring basis as of June 30, 2018 and December 31, 2017, and indicates the fair value hierarchy of the valuation techniques our company utilized to determine such fair value.

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	June 30,	Markets	Inputs	Inputs
	2018	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$2,147,334	$2,147,334	$–	$–
Restricted cash	296,322	296,322	–	–
Investment in trading securities	219,733	219,733	–	–
Warrant liability	(1,000)	–	–	(1,000)
Total	$2,662,389	$2,663,389	$–	$(1,000)

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2017	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$1,364,652	$1,364,652	$–	$–
Restricted cash	246,322	246,322	–	–
Investment in trading securities	270,309	270,309	–	–
Warrant liability	(1,000)	–	–	(1,000)
Total	$1,880,283	$1,881,283	$–	$(1,000)

Critical Accounting Estimates and Changes in Accounting Policies

All significant critical accounting estimates are fully disclosed in Note 3 of the unaudited condensed consolidated financial statements for the six months ended June 30, 2018 and are unchanged from those reported in our December 31, 2017 audited consolidated financial statements.

Caution Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or our company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-Looking Statements	Assumptions	Risk Factors
Potential of Xtra-Gold’s properties to contain economic gold deposits and other mineral deposits and/or to become near-term and/or low-cost producers	Availability of financing for our projects.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold, including development of any deposit in compliance with Ghanaian mining law.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Potential to expand the NI 43-101 resources on Xtra-Gold’s existing projects and achieve its growth targets	Availability of financing. Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.	Changes in the capital markets impacting availability of future financings. Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Forward-Looking Statements	Assumptions	Risk Factors
NI 43-101 technical reports are correct and comprehensive.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Continuance of gold recovery operations.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Continued cooperation of government bodies to conduct placer operations.

Ability to meet working capital needs for fiscal 2018	Operating and exploration activities and associated costs will be consistent with our current expectations.

Capital markets and financing opportunities are favourable to Xtra- Gold.

Sale of any investments, if warranted, on acceptable terms.

Xtra-Gold continues as a going concern.

Changes in the capital markets impacting availability and timing of future financings on acceptable terms.

Increases in costs, environmental compliance and changes in environmental, other local legislation and regulation.

Adjustments to currently proposed operating and exploration activities.

Price volatility of gold and other commodities impacting sentiment for investment in the resource markets.

Plans, costs, timing and capital for future exploration and development of Xtra-Gold’s properties including the potential impact of complying with existing and proposed laws and regulations	Availability of financing for our exploration and development activities.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work and economic studies will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation and political and economic climate.

Price volatility of gold and other commodities impacting the economics of our projects.

Forward-Looking Statements	Assumptions	Risk Factors
Management’s outlook regarding future trends	Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Prices for gold and other commodities will be favourable to Xtra-Gold.

Government regulation in Ghana will support development of any deposit.

Price volatility of gold and other commodities impacting the economics of our projects and appetite for investing in junior gold exploration equities.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in economic, political and industry market climate.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond Xtra-Gold’s ability to predict or control. Please also make reference to those risk factors listed in the “Risk Factors” section above. Readers are cautioned that the above chart is not exhaustive of the factors that may affect the forward-looking statements, and that the underlying assumptions may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Xtra-Gold’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. Our company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If our company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Dated: August 7, 2018